EDWARD H. SCHAUDER	DIRECT DIAL:
ADMITTED IN NEW YORK ONLY	(561) 227-4560

EMAIL ADDRESS:
eschauder@nasonyeager.com

June 27, 2022

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Attn: Jeanne Baker

Re:	Panacea Life Sciences Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
File No. 001-38190

Ladies and Gentlemen:

On behalf of Panacea Life Sciences Holdings, Inc. (the “Company”), we hereby submit responses to the Comment Letter issued by the Staff of the Securities and Exchange Commission dated May 27, 2022. Each of our responses has been numbered to be consistent with the Comments on the Comment Letter. In addition, references to the location of the revisions within the Registration Statement have been included where appropriate.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 31.1, page 1

Comment 1.	We note the certification included in Exhibit 31.1 is missing paragraphs 4 and 5 of the certification. Please amend your Form 10-K to provide a revised certification. Ensure your amendment includes an explanatory note, Item 9A, and a signature page. Your certification must include paragraphs 1, 2, 4 and 5 of the certification and should refer to your Form 10-K/A3. Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K.

Response:	The Company has filed with Amendment No. 3 on Form 10-K/A to Form 10-K for the fiscal year ended December 31, 2021 a revised Exhibit 31.1 as requested by the Staff with all of the required paragraphs included. As requested by the Staff, Amendment No.3 also includes an explanatory note, Item 9A and a signature page.

3001 PGA Boulevard | Suite 305 | Palm Beach Gardens, Florida 33410

Telephone (561) 686-3307 | Facsimile (561) 686-5442 | www.nasonyeager.com

PALM BEACH GARDENS ● BOCA RATON ● FT. LAUDERDALE ● PALM BEACH

United States Securities and Exchange Commission

June 27, 2022

On behalf of the Company, the Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of the Company, thank you for the courtesies extended by the Staff.

Very truly yours,

NASON, YEAGER, GERSON,
HARRIS & FUMERO, P.A.

/s/ Edward H. Schauder
Edward H. Schauder
Admitted in New York Only